MARATHON BANCORP, INC.
500 Scott Street
Wausau, Wisconsin 54402

February 9, 2021

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Marathon Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-251314)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Marathon Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on February 11, 2021 at 12:30 p.m., Eastern Time, or as soon thereafter as may be practicable.

Very Truly Yours,

/s/ Nicholas W. Zillges
Nicholas W. Zillges
President and Chief Executive Officer